Q3 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports cash flow from operations of $114.9 million in Q3 2020 and increases dividend by 40%
Vancouver, B.C. - November 4, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported unaudited results for the third quarter ended September 30, 2020 ("Q3 2020"). Pan American's unaudited condensed interim consolidated financial statements and notes ("financial statements"), as well as Pan American’s management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2020, are available on Pan American’s website at panamericansilver.com and on SEDAR at www.sedar.com.
“Low operating costs and strong precious metal prices contributed to robust mine operating earnings of $124.6 million in Q3," said Michael Steinmann, President and Chief Executive Officer. "All operations are running and projects are proceeding. We have replenished the heap leach inventories drawn down during the mine suspensions in Q2 of this year, are nearing completion of the first of two ventilation raises at La Colorada, which will re-open access to the high-grade area of the mine, and have started processing the high grade ore from the COSE mine at our Manantial Espejo plant."
Added Mr. Steinmann: "We have generated strong operating cash flow year-to-date of approximately $292 million. In line with our capital allocation priorities, we have substantially reduced debt, with only $60 million drawn on our Credit Facility, as of today. We are aiming to have no bank debt by the end of the year. We are also increasing the dividend for the second time this year, raising the quarterly dividend by 40% to $0.07 per common share."
Operations Review and Impact of COVID-19
During Q3 2020, seven of Pan American’s nine operations were operating with limited workforce levels in order to accommodate COVID-19 related protocols. Two of the Company’s operations, Huaron and Morococha in Peru, were suspended for most of Q3 2020, having previously been returned to care and maintenance on July 20, 2020, because of an increase in workers testing positive for COVID-19. The Company began gradually redeploying its workforce at these mines over the last two weeks of September after intensive health screenings and testing. Huaron and Morococha resumed operations at the end of Q3 2020. Pan American continues to enforce protocols to help protect the health and safety of our workforce during the COVID-19 pandemic.
Pan American is engaging with its communities to better understand the effects of the COVID-19 pandemic on its residents and how we can support them during this time. In Q3 2020, Pan American entered into a $1.5 million partnership commitment with UNICEF Canada to provide health and education to vulnerable children in Latin America affected by the pandemic. In addition, our Shahuindo mine donated an oxygen plant to the Province of Cajabamba in Peru, as part of Pan American's commitment to support its local communities.

Q3 2020 Highlights:
•Revenue was $300.4 million, primarily reflecting lower quantities of metal sold, partially offset by strong realized precious metal prices. The Company recorded a $79.8 million increase in inventories during Q3 2020, of which approximately $25.0 million was in the form of dore and finished inventories. Revenue associated with these dore inventories were not recorded in Q3 2020 due to timing of shipments, and will be reflected in revenue in the normal course. The remaining increase in inventories largely resulted from the replenishment of the heap leach operations at Dolores, Shahuindo and La Arena, where inventories were drawn down during the mine suspensions earlier in 2020; these inventories, equivalent to about 30,000 ounces of gold and 0.5 million ounces of silver, were replenished during Q3 2020.

PAN AMERICAN SILVER CORP.	1

Q3 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

•Net income was $65.3 million ($0.31 basic income per share). Net income includes $13.1 million of investment income and $27.1 million of mine care and maintenance costs, largely incurred from the suspensions of Huaron and Morococha, which restarted operations at the end of Q3 2020.
•Adjusted earnings of $72.1 million ($0.34 basic adjusted earnings per share) excludes the $20.5 million of mine care and maintenance costs related primarily to the Huaron and Morococha suspensions.
•Net cash generated from operations was $114.9 million and includes $9.0 million source of cash from working capital changes.
•Consolidated silver production was 4.1 million ounces. Silver production was impacted by the COVID-19 related suspensions of Huaron and Morococha, lack of access to high-grade ore at La Colorada due to the delay in completing a ventilation project, in-process inventory build-up on the Dolores pads following draw downs of those inventories in Q2 2020, and reduced operating capacities at the other mines on account of adopting stringent COVID-19 protocols. Those factors also affected base metal production.
•Consolidated gold production was 116.9 thousand ounces, primarily reflecting the expected replenishment of in-process inventories at the heap leach operations following the draw down of inventories that occurred during the COVID-19 related suspensions earlier in 2020. In addition, reduced operating capacities on account of COVID-19 protocols and adjustments being made to the mining methods at the Timmins Bell Creek mine reduced gold production.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") were $7.14 and $6.01 per silver ounce sold, respectively. Net realizable value ("NRV") inventory adjustments reduced Silver Segment AISC by $5.96 per ounce.
•Gold Segment Cash Costs and AISC were $793 and $1,057 per gold ounce sold, respectively.
•Consolidated AISC, including gold by-product credits from the Gold Segment mines, were $(8.42) per silver ounce sold.
•Capital expenditures totaled $41.7 million, comprised of $36.4 million of sustaining capital and $5.4 million of project capital.
•During Q3, Pan American repaid $110.0 million on its four-year, $500.0 million revolving Credit Facility (the "Credit Facility"). At September 30, 2020, the Company had $90.0 million drawn on its Credit Facility, cash and short-term investment balances of $231.6 million and working capital of $465.6 million. Total debt was $129.8 million, including $34.3 million of lease liabilities and $5.6 million of loans in Peru. In October 2020, the Company repaid an additional $30.0 million on the Credit Facility and plans to repay the remaining balance of $60.0 million by the end of 2020.
•The Board of Directors has approved an increase in the quarterly cash dividend from $0.05 to $0.07 per common share, or approximately $14.7 million in aggregate cash dividends per quarter, payable on or about November 27, 2020, to holders of record of Pan American’s common shares as of the close on November 16, 2020. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.
•Relative to the guidance provided on August 5, 2020, management has maintained its 2020 Guidance for gold and base metal production, silver segment and gold segment Cash Costs and AISC, and consolidated silver basis AISC, while revising its estimates for 2020 silver production and capital expenditures; see the "Guidance" section of this news release for further information.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining capital, project capital, working capital, total debt, and total available liquidity are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

PAN AMERICAN SILVER CORP.	2

Q3 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended	Twelve months ended
	September 30, 2020	December 31, 2019
Weighted average shares during period (millions)	210.2	198.6
Shares outstanding end of period (millions)	210.2	209.8

	Three months ended September 30,
	2020	2019
FINANCIAL
Revenue	$300,414	$352,187
Mine operating earnings	$124,561	$63,850
Net earnings	$65,260	$37,719
Basic earnings per share(1)	$0.31	$0.18
Adjusted earnings(2)	$72,088	$71,202
Basic adjusted earnings per share(1)	$0.34	$0.34
Net cash generated from operating activities	$114,943	$81,948
Net cash generated from operating activities before changes in working capital(2)	$105,959	$96,842
Sustaining capital expenditures(2)	$36,352	$42,256
Project capital expenditures(2)	$5,359	$12,309
Cash dividend per share	$0.050	$0.035
PRODUCTION
Silver (thousand ounces)	4,087	6,665
Gold (thousand ounces)	116.9	150.2
Zinc (thousand tonnes)	8.6	16.8
Lead (thousand tonnes)	3.4	6.8
Copper (thousand tonnes)	0.7	2.3
CASH COSTS(2) ($/ounce)
Silver Segment	7.14	5.47
Gold Segment	793	729
AISC(2) ($/ounce)
Silver Segment	6.01	8.80
Gold Segment	1,057	920
Consolidated Silver Basis	(8.42)	(0.11)
AVERAGE REALIZED PRICES(3)
Silver ($/ounce)	24.77	17.16
Gold ($/ounce)	1,914	1,477
Zinc ($/tonne)	2,189	2,276
Lead ($/tonne)	1,822	2,002
Copper ($/tonne)	6,463	5,780
(1)Per share amounts are based on basic weighted average common shares.
(2)Non- GAAP measures: adjusted earnings, basic adjusted earnings per share, and net cash generated from operating activities before changes in working capital are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q3 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

INDIVIDUAL MINE OPERATING PERFORMANCE

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended September 30,		Three months ended September 30,
	2020	2019	2020	2019
Silver Segment:
La Colorada	1,445	2,091	1.0	1.2
Dolores	871	1,496	22.7	33.1
Huaron	274	975	0.0	0.3
Morococha(1)	142	588	0.1	0.3
San Vicente(2)	655	860	0.1	0.1
Manantial Espejo	606	606	5.4	5.4
Gold Segment:
Shahuindo	81	37	33.0	40.6
La Arena	9	6	21.6	31.0
Timmins	4	5	32.8	38.3
Total(3)	4,087	6,665	116.9	150.2
(1)Morococha data represents Pan American 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended September 30,		Three months ended September 30,
	2020	2019	2020	2019
La Colorada	6.54	2.82	10.07	4.03
Dolores	(5.12)	0.00	(22.92)	7.45
Huaron	(0.97)	5.32	5.78	8.69
Morococha	6.07	5.66	13.23	11.36
San Vicente	18.08	13.04	20.08	15.21
Manantial Espejo	14.03	24.22	12.22	21.35
Silver Segment Consolidated(2)	7.14	5.47	6.01	8.80
Shahuindo	464	552	616	775
La Arena	837	738	1,409	988
Timmins	1,111	922	1,318	1,026
Gold Segment Consolidated(2)	793	729	1,057	920
Consolidated metrics per silver ounce sold(3):
All Operations			(8.42)	(0.11)
Consolidated AISC before NRV inventory adjustments			(2.56)	1.07
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the period ended September 30, 2020 for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q3 2020 financial statements.
(2)Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues and are calculated per ounce of gold sold. Consolidated AISC is based on total silver ounces sold and are net of by-product credits from all metals other than silver.
(3)Consolidated silver basis total is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation.

PAN AMERICAN SILVER CORP.	4

Q3 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

2020 GUIDANCE
The following table provides management's guidance for 2020, as at November 4, 2020. Relative to the guidance provided on August 5, 2020, management has maintained its guidance for gold and base metal production, silver segment and gold segment Cash Costs and AISC, and consolidated silver basis AISC. Management has reduced its estimate for 2020 silver production from 19.0 to 22.0 million ounces to 18.0 to 19.0 million ounces, as a result of an inability to access high-grade ore at La Colorada due to the delay in completing the first ventilation raise, and reduced underground mining rates at our Manantial Espejo operation; both related to the impact of COVID-19 protocols.
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.
Annual Production, Cash Costs and AISC Guidance

	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)(1)	AISC ($ per ounce)(1)

Silver Segment(2)	17.7 - 18.7	130.0 - 138.0	6.20 - 7.70	10.50 - 12.50
Gold Segment(2)	0.3	395.0 - 437.0	800 - 860	1,050 - 1,125
Consolidated Silver Basis(3)	18.0 - 19.0	525.0 - 575.0	n/a	(3.00) - 0.75
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the period ended September 30, 2020, for a detailed description of these calculations and a reconciliation of these measures to the Q3 2020 financial statements. The Cash Costs and AISC forecasts assume the realized prices and exchange rates provided in the MD&A for the period ended June 30, 2020.
(2)As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of the MD&A for the period ended September 30, 2020, corporate general and administrative expense, and exploration and project development expense are included in consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(3)Consolidated total is calculated per silver ounce sold with gold revenues included in the by-product credits.

Management's guidance for zinc, lead and copper production is unchanged, as provided in the following table:

Consolidated Base Metal Production
(tonnes '000s)
Zinc	40.0 - 43.0
Lead	17.0 - 18.0
Copper	4.3 - 4.9

Capital Expenditures Guidance
Based on capital expenditures to date, which reflect COVID-19 related delays, and those expected for the remainder of 2020, Management is reducing the forecast annual expenditures by approximately $15.0 million. These reductions reflect the deferral of certain capital investments.

(in millions of USD)
Sustaining Capital	175.0 - 180.0
Project Capital	20.0 - 21.0
Total Capital	195.0 - 201.0

PAN AMERICAN SILVER CORP.	5

Q3 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Third Quarter 2020 Unaudited Results Conference Call and Webcast

Date:	November 5, 2020
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at panamericansilver.com. An archive of the webcast will also be available for three months.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 26-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated March 12, 2020, filed at www.sedar.com, or Pan American's most recent
Form 40-F furnished to the SEC.
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to

PAN AMERICAN SILVER CORP.	6

Q3 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). The Company has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the liquid assets available to the Company.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended December 31, 2019, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2020, our estimated Cash Costs, AISC and capital expenditures in 2020 and future operating margins and cash flow; the ability of the Company to eliminate or otherwise reduce the outstanding balance on its Credit Facility by the end of 2020; the effect of any reductions or suspensions in our operations relating to the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our other operations on care and maintenance; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our Credit Facility or otherwise, to sustain our business and operations; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the approval or the amount of any future cash dividends; the future results of exploration activities, including with respect to the skarn exploration program at La Colorada; and our portfolio growth profile.
These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and

PAN AMERICAN SILVER CORP.	7

Q3 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic is minimized or not long-term; continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	8